Item 2. 	MANAGEMENT'S DISCUSSION OF FINANCIAL
	CONDITION AND RESULTS OF OPERATIONS


On April 14, 1994 the company's plan of reorganization pursuant to Chapter 11 of the United States Bankruptcy Code became effective (See Note 2). Upon its plan of reorganization becoming effective the company issued new common stock, warrants to purchase common stock and debt, transferred certain assets to a liquidating subsidiary and its subsidiaries and for accounting purposes adopted fresh-start reporting as of March 31, 1994. As a result, the company's financial statements for the periods ended September 30, 1994 are not comparable to statements for prior periods. Accordingly, the company has not presented information for the nine months ended September 30, 1994, since such information requires consolidating statements of the predecessor and successor company. Also affecting comparability are differences in the operating units of the successor company and the predecessor company. The successor company's operations include the Pryor, Oklahoma and Maryneal, Texas cement plants which were previously classified as assets held for sale and were excluded from the predecessor company's results. The successor company's operations exclude the Nazareth, Pennsylvania and Santa Cruz, California cement plants and the Hawaiian Cement and RMC LONESTAR partnerships. These operations, along with certain other assets, have been transferred to Rosebud Holdings, Inc., a liquidating subsidiary and its subsidiaries. The predecessor company's operations also included a Brazilian joint venture which was sold in September 1993.


Financial Condition

In accordance with the company's plan of reorganization which became effective on April 14, 1994, the company disbursed $200.5 million in cash and prepetition creditors and equity holders became entitled to receive senior notes in the principal amount of $78.0 million, asset proceed notes with a face value of $138.1 million and 12 million shares of new common stock, (of which 85% of the outstanding common stock of the successor company was distributed to the prepetition creditors).

Holders of preferred stock became entitled to receive their pro rata share of 10.5% of the new common stock and 1,250,000 warrants to purchase common stock. The holders of the company's old common stock became entitled to receive the balance of the new company's common stock and 2,753,333 warrants to purchase common stock. Both preferred stock issues and the old common stock were canceled upon the effectiveness of the plan.

At the effective date of the plan, Rosebud issued secured asset proceeds notes in the aggregate principal amount of $138.1 million. The asset proceeds notes bear interest at a rate of 10% per annum payable in cash and/or additional asset proceeds notes in semi-annual installments (the July 31, 1994 interest payment was paid in cash). The asset proceeds notes are to be repaid as Rosebud's assets are disposed of and proceeds, if any, are received in connection with the litigation transferred to Rosebud. All cash proceeds less a $5.0 million cash reserve plus up to an additional $5.0 million for estimated Rosebud working capital needs, are to be deposited in a cash collateral account for distribution to the noteholders. The asset proceeds notes mature on July 31, 1997. These notes are guaranteed, in part, by Lone Star. In the event that, at the maturity date, the aggregate amounts of all cash payments of principal and interest on the asset proceeds notes is less than $88.1 million the company guarantee is payable in either cash, notes or a combination thereof to cover the shortfall between the actual payments and $88.1 million dollar for dollar plus interest provided however that the amount paid pursuant to the company guarantee cannot exceed $28.0 million. The asset proceeds notes are recorded on Lone Star's September 30, 1994 balance sheet at an amount equal to the estimated value of the assets to be utilized to liquidate these obligations.

In September 1994, Rosebud agreed to sell its cement plant located in Nazareth, Pennsylvania. Completion of the proposed sale is subject to normal due diligence and is expected to be completed, if it occurs, prior to year-end 1994. In October 1994, Rosebud granted an option to acquire the stock of the company holding the 50% interest in the RMC Lonestar partnership to an affiliate of the joint venture partner. The purchase option is exercisable at any time prior to May 1995. In June 1994, Rosebud sold all of its interest in its Santa Cruz cement plant to the same partner for $33.1 million. In August 1994, net proceeds of $31.7 million from this sale were used to redeem a portion of the outstanding asset proceeds note and in July 1994, Rosebud made a $5.8 million cash payment for interest on its asset proceeds notes.

In July 1994, Rosebud reached final agreements with substantially all the insurance carriers involved in litigation related to indemnity, in the concrete cross tie cases (See Note 19). In the third quarter of 1994, Rosebud received $5.3 million from the insurance carriers involved in the settlements, the net cash proceeds of which are being retained for estimated anticipated working capital needs.

As part of the plan, the company's production payment agreement terms were revised as of April 14, 1994. In connection therewith, a new note was issued, with an outstanding principal balance of $21.0 million as of that date, and which bears interest at the company's option at a rate of either prime or LIBOR plus 1.75% through December 31, 1995 and either prime plus .25% or LIBOR plus 2.5% beginning on January 1, 1996. The principal balance is payable semi-annually through July 31, 1998 in increasing installments. A principal payment of $1.0 million was made in August 1994.

Upon emergence from its Chapter 11 proceedings, the company entered into a three year $35.0 million revolving credit agreement which is collateralized by inventory, receivables, collection proceeds and certain intangible assets. The company's borrowings under this agreement are limited to 55% of eligible inventory plus 85% of eligible receivables. Advances under the agreement bear interest at a rate of either prime plus 1.25% or LIBOR plus 3%. A fee of .50% per annum is charged on the unused portion of the credit line. Although the company, from time to time, has used the letter of credit facility pioneered by the credit agreement, it has not drawn any funds under the credit agreement for working capital purposes. Accordingly there was no outstanding balance at September 30, 1994.

The company's financing agreements contain restrictive covenants which, among other things, restrict the payment of cash dividends.

Upon emergence from its Chapter 11 proceedings, the company issued $78.0 million of ten year senior unsecured notes. The notes bear interest at a rate of 10% per annum.

In accordance with its plan, as part of the agreement with the Pension Benefit Guaranty Corporation ("PBGC") the company has granted the PBGC a mortgage on the Oglesby plant, and a security interest in its 25% interest in the Kosmos Cement Company partnership, to secure its future pension obligations.

Also upon emergence from Chapter 11 proceedings, the board of directors of the company adopted the Lone Star Industries, Inc. Management Stock Option Plan ("Management Plan") and the Lone Star Industries, Inc. Directors' Stock Option Plan ("Directors' Plan"). Both of the plans were ratified by the company's shareholders at the 1994 Annual Meeting. Total options authorized for grant are 700,000 and 50,000 under the Management and the Directors' Plans, respectively. In June 1994, 700,000 and 6,000 options were granted under the Management and Directors' Plans, respectively.

In addition, the company adopted fresh-start reporting as of March 31, 1994, including adjustments for bankruptcy related cash transactions through the effective date to properly reflect the company's reorganization. Through the adoption of fresh-start reporting, the company has recorded its assets and liabilities at fair value on March 31, 1994 and as such, balance sheet comparisons to prior periods are not meaningful. A black line has been used to separate the December 31, 1993 and the March 31, 1994 balance sheets to emphasize the fact that the March 31, 1994 balance sheet belongs to reorganized Lone Star, a new reporting entity.

The company operated under the protection of the Bankruptcy Court for the period from December 10, 1990 to April 14, 1994. Pursuant to the provisions of the U. S. Federal Bankruptcy Code, the companies which filed Chapter 11 petitions were prohibited from paying claims which arose prior to the filing date outside of a plan of reorganization or without specific Bankruptcy Court authorization. In addition, during the period the company operated under the protection of Chapter 11, it discontinued accruing interest on unsecured pre-petition debt obligations. Also, the company received interest income on its cash balances during this period. However, as a result of its Chapter 11 proceedings, the company incurred substantial professional fees and administrative expenses which partially offset the above financial benefits.

Cash flows from operating activities of $21.9 million for the six month period from April 1 to September 30, 1994 primarily reflects $28.4 million generated by the cement and ready-mixed concrete operations resulting from increased average selling prices and shipments partly offset by payments of professional fees and administrative expenses of $6.5 million related to the reorganization.

During the six months ending September 30, 1994, the company received $11.8 million from investing activities, primarily representing proceeds from the sale of the Pennsuco cement plant in Florida, partly offset by capital expenditures.

Working capital on September 30, 1994 was $59.7 million, compared to $14.1 million at March 31, 1994. Current assets increased $26.9 million principally due to a higher marketable securities balance, resulting from the sale of the Pennsuco cement plant in Florida and income generated by operations, in addition to higher accounts receivable due to seasonal increases. This increase was partly offset by decreased inventories due to the higher seasonal sales and lower other current assets primarily reflecting the payment of professional fees from a current escrow account. Current liabilities decreased $18.7 million primarily due to the payment of Chapter 11 professional fees which were held in escrow pending final approval of the Bankruptcy Court, the payment of other bankruptcy related costs previously accrued for and decreased accounts payable.

The carrying value on the company's books of net assets of the Rosebud liquidating subsidiary decreased $29.0 million primarily due to the sale of the Santa Cruz, California cement plant partly offset by the accretion of assets reflecting the shorter time period used in determining the present value. Investments in joint ventures increased $1.7 million due to results from the Kosmos Cement Company joint venture. Net property, plant and equipment decreased $22.1 million reflecting the sale of the Pennsuco cement plant in Florida and depreciation, partly offset by capital expenditures. The reorganization value in excess of amounts allocable to identifiable assets has been reduced by the income tax benefits realized for the six month period from pre-confirmation net operating loss carry forwards of $11.2 million and amortization of $0.4 million. The liability for the Rosebud asset proceeds notes decreased $29.0 million due to the sale of the Santa Cruz cement plant, partly offset by the increase in the present value of the assets. A disbursement of $1.0 million was made against the production payment, and the pension liability decreased by $3.3 million, reflecting payments made during the six month period ending September 30, 1994. Other liabilities decreased $2.9 million primarily due to the reclassification of certain accruals to current liabilities.

The company is subject to federal, state and local laws, regulations and ordinances pertaining to the quality and protection of the environment. Such environmental regulations not only affect the company's operating facilities but also apply to closed facilities and sold properties. While it is not possible at this time to assess accurately the expected impact of future changes in regulations on the company, the capital, operating and other costs of compliance with applicable environmental requirements (currently in effect or likely to be in effect in the future) could be substantial (See Note 18).

Prior to the company's emergence from its Chapter 11 proceedings, its environmental liabilities had a material effect on the company's financial condition and operating results. They were a contributing factor in the company's decision to seek reorganization under the protection of Chapter
11. During the reorganization, most of the company's known environmental liabilities were resolved, including those liabilities which had a material effect on the company's financial condition and operating results (See Note
18). The company believes that it has adequately provided for costs related to any ongoing obligations in connection with the company's resolution of environmental liabilities and other known unresolved environmental matters.

In early March 1994, the company, along with other cement companies, received a civil investigative demand from the Atlanta, Georgia Regional Office of the U.S. Department of Justice Antitrust Division. The investigation concerns possible violations of Section 1 of the Sherman Antitrust Act (price fixing and market allocation) by cement sellers on a nationwide basis and seeks company records relating to its cement business. The company has a long-standing policy of complying with the letter and spirit of the antitrust laws and has fully cooperated with the investigation. No charges of alleged violation of Section 1 have been filed against the company.

The series of toxic tort lawsuits recently filed against the company are not expected to have a material adverse effect on the company's financial condition (See Note 19).

In 1989 Lone Star and its subsidiary filed a plenary action in the Maryland Federal District Court, and third party complaints in other actions, against Northeast Cement Co. and its affiliates, Lafarge Corporation and Lafarge Canada, Inc., alleging breach of warranties in connection with the purchase from Northeast Cement Company by Lone Star's subsidiary of the cement used to manufacture substantially all of the crossties involved in the railroad crosstie litigation proceedings and claiming a fraudulent sale of defective cement. On April 7, 1994 the Fourth Circuit Court of Appeals vacated the judgment of the District Court and remanded the case for a new trial on all issues relating to both liability and damages (See Note 19). The rights to any recovery of damages in this action have been assigned to a subsidiary of Rosebud pursuant to the plan of reorganization. The new trial in the Maryland Federal District Court commenced in October 1994.



Results of Operations

Net sales for the six months ended September 30, 1994, and for the third quarter of 1994 were $183.0 million, and $96.0 million respectively. Cement operations recorded sales of $124.8 million and $63.6 million for the six and three month periods, respectively, following the company's emergence from bankruptcy in April, 1994. Cement sales for the six month period from comparable operations were $16.3 million higher than the prior year period reflecting a 5% increase in shipments and a 12% increase in average net realized selling prices. Cement sales for the third quarter of 1994 were $9.4 million higher reflecting an 8% increase in sales volume and a 12% increase in average net realized selling price as compared to the comparable plants for the third quarter of last year. Sales of construction aggregates were $31.9 million and $17.8 million for the six month and three month periods ended September 30, 1994, respectively.
Sales of construction aggregates increased $1.9 million and $2.5 million, respectively, from the prior year six and three month periods primarily due to increased shipments of 2% and 8%, respectively. Increased shipments of construction aggregates in the New York metropolitan area were partly offset by decreased shipments from the company's Canadian operations. Ready-mixed concrete and other operations recorded sales of $26.3 million and $14.6 million, respectively, for the six and three month periods ended September 30, 1994. The increase in ready-mixed concrete sales for the six month and three month periods was attributable to a 30% and 41% increase in shipments and 9% and 8% increase in prices as the compared to the prior year periods, respectively. Shipments of ready-mixed concrete have been favorable at all locations during both periods, particularly in the Memphis, Tennessee area where strong demand from increased commercial building resulted in both higher shipments and favorable prices. Net sales of cement, construction aggregates, and ready-mixed concrete and other construction products contributed 68 percent, 18 percent and 14 percent to total sales for the current six month period, respectively, and 66 percent, 19 percent and 15 percent to total sales for the current three month period, respectively.

Gross profits from the cement operations were $38.6 million and $22.0 million for the current six and three month periods, respectively, reflecting favorable pricing and increased shipments of cement. Gross profits from the construction aggregates operations were $5.4 million and $3.6 million for the current six and three month periods, respectively. Gross profits from ready-mixed concrete and other construction products were $4.6 million and $2.6 million for the six and three month periods ended September 30, 1994 reflecting the higher shipments during both periods. Included in the calculation of gross profits are sales less cost of sales including depreciation related to cost of sales.

Net income for the six and three month periods ended September 30, 1994 of $21.4 million, or $1.62 per share, and $13.4 million, or $0.99 per share, respectively, reflects the higher cement and ready-mixed concrete shipments and selling prices combined with reduced selling general and administrative expenses reflecting savings achieved during and after the company's bankruptcy proceedings. The savings in selling, general and administrative expenses primarily reflect lower other postretirement benefit expense and lower pension expense due to settlements reached through negotiations with retirees including the establishment of a Voluntary Employee Beneficiary Association ("VEBA") for salaried retirees whereby the company will make quarterly contributions to the trust. The company also reached a settlement with the PBGC whereby the company contributed additional cash to the pension plans. Lower insurance expenses also contributed to the savings in selling, general and administrative expenses reflecting settlements reached with insurance carriers and the company's joint ventures and certain former joint ventures which settled certain ultimate liabilities for periods prior to the petition date. Other savings in selling, general and administrative expenses reflect lower employee related expenses primarily achieved by reductions in personnel, prior to June 30, 1994 through attrition, combined with a corporate downsizing on June 30, 1994 which eliminated approximately 35 percent of salaried positions at the corporate office. Selling, general and administrative expenses for the 1994 six and three month periods include $3.5 million and $1.8 million respectively, of costs related to other postretirement benefit expenses. Net income for the six and three months reflects joint venture income of $2.9 million and $1.7 million, respectively, which represents the company's share of earnings from Kosmos Cement Company (See Note 12). Joint venture income for the prior-year period included the company's share of earnings from the RMC LONESTAR and Hawaiian Cement partnerships which were transferred to Rosebud and the company's share of earnings from its interest in a Brazilian joint venture which was sold in September 1993.
The positive net income for the current period was partly offset by higher interest expense primarily related to the issuance of $78.0 million in senior notes resulting from implementing the plan.

In October 1994 the company decided to shutdown the remaining Pyrament cement operations and discontinue selling Pyrament cement. No adverse impact on operations or on the financial condition of the company is expected.

The company's operations are seasonal and, consequently the interim results are not necessarily indicative of the results to be expected for a full year.

In future years, first quarter results are expected to reflect losses, (which may be significant) due to the impact of the winter months on construction activity, particularly at the company's northern operations, plant production curtailments to perform annual maintenance, and higher costs associated with the annual maintenance. Historically, for accounting purposes planned capacity variances during a fiscal year were deferred in the first quarter and recognized during the last nine months. Deferred costs in 1994 totaling $8.4 million were written of as part of the revaluation of assets in accordance with fresh-start reporting. Beginning in 1995, due to a change in the company's accounting policies, these costs will be expensed more quickly than in prior years and will primarily impact first quarter results of the year in which they occur (See Note 15).











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